Filed by: ADVA Optical Networking SE Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: ADTRAN, Inc. (Commission File No.: 000-24612) ADVA Optical Networking SE

Ad-hoc notification pursuant to Article 17 of the Market-Abuse-Regulation (EU) No. 596/2014

ADVA Optical Networking SE: Acorn HoldCo, Inc., lowers minimum acceptance threshold of the public exchange offer to all shareholders of ADVA

Munich, Germany, 10 January 2022. On 12 November 2021, Acorn HoldCo, Inc. published the Offer Document to its voluntary public takeover offer (exchange offer) to the shareholders of ADVA Optical Networking SE (“ADVA”) to acquire all non-par value bearer shares in ADVA held by them. Completion of the takeover offer is subject to, inter alia, the offer being accepted for at least 70% of all ADVA shares entitled to voting rights existing as of 31 October 2021, as further described in the offer document.

Acorn HoldCo, Inc. has informed ADVA on 10 January 2022, 22.38 hours (local time Frankfurt am Main) that it intends to lower the minimum acceptance threshold for its takeover offer from 70% to 60%. The notification also stated that there will be no further changes to the exchange offer or the offer conditions. If the acceptance threshold is not reached at the end of the acceptance period, the notice says that the offer will fail. Subsequently, ADVA consented to the lowering of the threshold. Acorn HoldCo, Inc. intends to publish the offer document amended accordingly, inter alia, on Internet at https://www.acorn-offer.com. For further details, especially to the method of counting the shares relevant for the minimum acceptance threshold, reference is being made to the amended offer document.

As a result of lowering the minimum acceptance threshold, the acceptance period originally expiring on 12 January 2022, 24.00 hours (local time Frankfurt am Main) will, by law, be extended by two weeks. It will now expire on 26 January 2022, 24.00 hours (local time Frankfurt am Main).

The management board and supervisory board will publish a supplementary reasoned statement on the modified offer in a timely manner pursuant to the provisions of German law.

The business combination continues to be subject to the completion of the offer conditions, especially to the lowered minimum acceptance threshold of 60% and to the receipt of all foreign investment approvals.

Disclaimer

This announcement does not constitute an offer to buy or a solicitation of an offer to sell of ADVA shares. The closing conditions of the public takeover offer as well as all other terms and conditions of the public takeover offer are contained in the offer document published by Acorn HoldCo, Inc., on 12 November 2021 and in the amendment to the offer document. Investors and security holders of ADVA shares are urged to read the offer document as well as all other documents relating to the offer at

https://www.acorn-offer.com, as well as the reasoned statement of ADVA’s Management Board and Supervisory Board published on ADVA’s website https://www.adva.com because they will contain important information.

To the extent any announcements in this document contain forward-looking statements, such statements do not represent facts and are characterized by the words “will”, “expect”, “believe”, “estimate”, “intend”, “aim”, “assume” or similar expressions. Such statements express the intentions, opinions or current expectations and assumptions of ADVA and the persons acting jointly with ADVA. Such forward-looking statements are based on current plans, estimates and forecasts, which ADVA and the persons acting jointly with ADVA have made to the best of their knowledge, but which they do not claim to be correct in the future. Forward-looking statements are subject to risks and uncertainties that are difficult to predict and usually cannot be influenced by ADVA or the persons acting jointly with ADVA . These expectations and forward-looking statements can turn out to be incorrect and the actual events or consequences may differ materially from those contained in or expressed by such forward-looking statements.

Notifying person and contact for Investors:

Steven Williams

t: +49 89 890 66 59 18

investor-relations@adva.com

Contact for press:

Gareth Spence

Tel.: +44 1904 69 93 58

public-relations@adva.com